Exhibit 12.1

Rice Midstream Partners LP

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth our ratio of earnings to fixed charges for the periods indicated.

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012
Pre-tax income (loss) from continuing operations	$45,770	$(44,248)	$(9,012)	$(3,128)
Fixed charges	2,667	13,973	3,804	348
Interest capitalized	(164)	(402)	—	—

Total adjusted earnings available for payment of fixed charges	$48,272	$(30,677)	$(5,208)	$(2,780)

Fixed charges:
Interest expense, including amortization of discounts	$2,070	$13,571	$3,804	$348
Interest capitalized	164	402	—	—
Deferred financing amortization	432	—	—	—

Total fixed charges	$2,667	$13,973	$3,804	$348

Ratio of earnings to fixed charges (1) (2)	18.10	(2.20)	(1.37)	(8.00)

(1)	We would have needed to generate additional earnings of $44.7 million, $9.0 million and $3.1 million to achieve coverage of 1:1 for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	We have no preferred units outstanding for any period presented, and accordingly, the ratio of earnings to fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges.